LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

March 18, 2014

VIA EDGAR

Geoff Kruczek,
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund IV, L.P., Series 2 (“Issuer”)
Amendment No. 1 to Schedule 13E-3
Filed March 12, 2014
File No. 005-49787

Revised Preliminary Schedule 14A
Filed March 12, 2014
File No. 000-28370

Dear Mr. Kruczek:

I am writing in response to your letter of March 14, 2014 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter includes proposed changes to the disclosure to be included in the definitive Schedule 14A. The filing persons intend to incorporate these changes into the definitive materials to be filed, concurrently with a further amendment to the Schedule 13E-3.

The filing persons intend to file and distribute definitive consent solicitation materials as soon as is practicable.

1.
Please be advised that the filing persons are of the view that, in the instant situation, the transaction does indeed require an affiliate as counterparty. Rule 13e-3(a)(3) provides, in pertinent part, as follows:

Geoff Kruczek,
Attorney-Advisor
March 18, 2013

“ ‘A Rule 13e-3 transaction’ is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section;

(i)  The transactions referred to in paragraph (a)(3) of this section are:

(A)…

(C)  A solicitation subject to Regulation 14A [§§240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§240.14c-1 to 240.14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.” (Emphasis added.)

The Filing Persons believe that the underlined clause must be read in its entirety, from semi-colon to semi-colon. There is no punctuation mark within the clause itself, and neither of the two other subordinate clauses following the colon, and preceding and succeeding the underlined clause, apply or have applied to the transactions subject to the current or prior filings by the Filing Persons.  The entire underlined clause, when read as a whole, provides that unless a sale of substantially all the assets of a registrant is to an affiliate or group of affiliates, the clause is inapplicable. A sale of substantially all the assets of an issuer to third parties is not countenanced by the clause. Accordingly, Rule 13E-3 by its terms is inapplicable to a sale by a registrant of substantially all its assets to third parties. As stated in prior communications with the staff, the March 2012 solicitation did not entail a sale of substantially all the assets of the Issuer to its affiliate or group of its affiliates. Therefore, the Filing Persons believe that the underlined clause was not applicable to the March 2012 solicitation.

The phrase cited in the comment, "of an issuer or between an issuer . . . and its affiliate," is in the first subordinate clause and clearly refers to any "merger, consolidation, reclassification, recapitalization, reorganization or similar corporate" transactions, not the sale of substantially all the assets, which is covered by the second, underlined clause. The Filing Persons also note that the March 2012 solicitation did not entail a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of the Issuer, or any type of reverse stock split.

Geoff Kruczek,
Attorney-Advisor
March 18, 2013

2.	Please be advised that the first two sentences under the “Limit on Liability” section will be deleted.

3.	Please be advised that the disclosure at page 23 will be revised to read as follows (last sentence has been added):

“(i) current and historical purchase prices for properties located in California developed and operated as low-income housing. Substantially all of such properties (or interests therein) sold in the last two years of which the Filing Persons are aware have been sold for purchase prices based on appraised values, where appraised values exceed aggregate indebtedness. In cases where the appraised values are less than the aggregate indebtedness, the sales prices have been for amounts intended, at best, to cover closing costs. The State of California is a larger geographic area than that considered in the appraisal, which as discussed under ‘Sales Comparison Approach’ at page 19 hereof, considered sales ‘in the same or competing areas’.”

4.
Please be advised that only one offer was made by a non-affiliated party, and as disclosed that offer was made almost two years ago. The disclosure at page 10 will be revised to read as follows (last two sentences have been added):

“In April 2012, the MGP received a non-firm offer from a third party to purchase the Property for $3,200,000. The MPG forwarded this offer to KMA GP. The MGP contacted KMA GP again in May regarding this third party offer. To the MGP’s knowledge, KMA GP did nothing in furtherance thereof. The MGP considered this offer to be non-firm in that it was presented in a letter which, by its terms, stated that it was non-binding, entailed a due diligence period of 30 days, included a list of 35 due diligence items to be reviewed, and was subject to the results of such due diligence. Moreover, conditions precedent included the approval of TCAC and KMA GP, and the payment of a substantial prepayment penalty to the lender.”

5.	Interpretation I.H.6 in the SEC’s July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations, cited in the Staff's comment, provides, in pertinent part, as follows:

Geoff Kruczek,
Attorney-Advisor
March 18, 2013

“In addition, if authorization is sought from security holders for disposition of a significant business, unaudited financial statements of that business should be provided in the proxy materials for the same periods as are required for the registrant, along with pro forma information. “

Please be advised that the Issuer is of the view that the Klimpel Manor Local Limited Partnership is not a significant business within the meaning of Rule 210.1-02(w).

Please contact the undersigned if you have any further questions or comments in this regard.

             Very truly yours,

             /s/ Paul G. Dannhauser

             Paul G. Dannhauser

cc:           David N. Shafer, Esq.